TransAlta Renewables Inc. Announces Acquisition of 144 MW Wind Farm

CALGARY, Alberta (October 21, 2013) – TransAlta Renewables Inc. (“TransAlta Renewables” or the “Company”) (TSX: RNW) and TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) announced today that TransAlta Renewables, through a wholly owned subsidiary of TransAlta, will acquire the economic interest in a 144 megawatt (MW) wind farm in Wyoming for approximately US$102 million from an affiliate of NextEra Energy Resources, LLC. The wind farm is fully operational and contracted under a long-term power purchase agreement until 2028 with an investment grade counterparty. The acquisition is subject to regulatory approvals and is expected to close by the end of December 2013. At closing, the economic interest in the wind farm will be acquired by TransAlta Renewables from TransAlta in consideration for a payment equal to the original purchase price of the acquisition. The acquisition is expected to be accretive to TransAlta Renewables’ cash available for distribution per share by approximately 2 – 3%.

“The acquisition marks our first wind project in the Western United States and aligns with our strategy of growing our renewables platform and diversifying our presence in the region,” said Dawn Farrell, President and Chief Executive Officer of TransAlta. “It positions us well for future opportunities in the U.S. wind space and demonstrates the benefits of creating TransAlta Renewables.”

TransAlta Renewables will fund the acquisition through a US$102 million loan from TransAlta. TransAlta Renewables expects to repay the loan with free cash flow from operations over the first 36 months and through a long-term debt refinancing that is expected to be completed in conjunction with other financing needs of TransAlta Renewables. TransAlta holds approximately 80% of the issued and outstanding shares of TransAlta Renewables.

Investment Highlights:

•	Accretive to cash flow per share for both TransAlta Renewables and TransAlta
•	Aligns with TransAlta and TransAlta Renewables’ strategy of acquiring contracted renewable power generation assets that provide stable cash flow through long-term power purchase agreements with creditworthy counterparties
•	Establishes a platform in the U.S. for future growth in renewables
•	Delivers growth that creates value for both sets of shareholders
•	Provides additional geographic and asset diversification

Forward-Looking Statements

This news release contains forward-looking statements about TransAlta’s and TransAlta Renewables' objectives, plans, goals, intentions, strategies, prospects and opportunities. Forward-looking statements in this news release include statements relating to the closing of the acquisition, prospective results of operations, the accretive nature of the acquisition to TransAlta Renewables, TransAlta's and TransAlta Renewables' financial position, the strategy of TransAlta and TransAlta Renewables, financing arrangements in relation to the acquisition, the commercial arrangements expected to be entered into between TransAlta and TransAlta Renewables, the ability of TransAlta Renewables to receive the economic interest in the wind farm and the repayment of certain indebtedness and the timing thereof. These forward-looking statements are not historical facts but reflect TransAlta’s and TransAlta Renewables' current expectations concerning future plans, actions and results.  These statements are subject to a number of risks and uncertainties that could cause actual plans, actions and results to differ materially from current expectations including, but not limited to, TransAlta’s ability to successfully obtain regulatory approvals; changes in tax, regulatory, environmental, and other laws and regulations; competitive factors in the renewable power industry; operational breakdowns, failures, or other disruption; changes in economic and market conditions, and other risks and uncertainties discussed in TransAlta’s and TransAlta Renewables’ materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the final prospectus of TransAlta Renewables. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s and TransAlta Renewables’ expectations only as of the date of this news release. TransAlta and TransAlta Renewables disclaim any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

About TransAlta Renewables Inc.

TransAlta Renewables Inc. owns a portfolio of renewable power generation facilities. TransAlta Renewables’ objective is to (i) create stable, consistent returns for investors through the ownership of contracted renewable power generation assets that provide stable cash flow through long-term power purchase agreements with creditworthy counterparties, including TransAlta; (ii) pursue and capitalize on strategic growth opportunities in the renewable power generation sector; and (iii) pay out a portion of cash available for distribution to the shareholders of TransAlta Renewables on a monthly basis. TransAlta Renewables currently holds 28 wind and hydroelectric power generation facilities, not including the Wyoming wind farm, having an aggregate installed generating capacity of 1,234 MW, in which TransAlta Renewables has a net ownership interest of approximately 1,112 MW. TransAlta Renewables' power generating capacity is among the largest of any publicly-traded renewable independent power producer ("IPP") in Canada, with more wind power generating capacity than any other Canadian publicly-traded IPP. TransAlta Renewables' strategy is focused on the efficient operation of its portfolio of renewable power generation assets and expanding its asset base through the acquisition of additional renewable power generation facilities in operation or under construction.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Senior Corporate Relations Advisor
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540